

Mail Stop 3030

February 29, 2016

Victor Shvetsky
Chairman, Chief Executive Officer, Secretary
 and Principal Financial and Accounting Officer
Quarta-Rad, Inc.
1201 N. Orange Street
Suite 700
Wilmington, DE 19801

> **Re: Quarta-Rad, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 2, 2016**
> **File No. 333-196078**

Dear Mr. Shvetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2014 letter.

Business, page 28

1. Please expand your revisions in response to prior comment 9 to address the terms of the oral agreement relating to the term of the agreement, termination and exclusivity. Please also clarify how you "prepay for the products [you] purchase," given the related party payables reflected in your financial statements.

Revenues, page 26

2. Please clarify the reasons underlying the changes you note. For example, revise the statement regarding "reduced demand for inventory in new markets [you] tested" to

clarify why demand was reduced and to what markets you are referring. Please also revise to clarify how the "introduction of new models" caused decreased revenues.

Operating Expenses, page 26

3.   We note your response to comment 8 and your updated disclosures. Please revise your filing to also include an explanation of the underlying reasons for the changes in your operating expenses for all of the periods provided. For instance, please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations.

Major advantages, page 29

4.   We note your response to prior comment 10. It does not appear that you have revised to explain what you mean by "proprietary tech library" and whether you or your affiliates owns or controls this library. Please revise. Please also identify the engineers to whom you have access and where they are employed.

Summary Compensation Table, page 34

5.   Please update the disclosure provided pursuant to Regulation S-K Item 402 to be as of your last-completed fiscal year, the fiscal-year ended December 31, 2015. We note that your disclosure is currently as of September 30, 2015.

Certain Relationships . . ., page 35

6.   Please reconcile the amount of related party payables referenced here as of December 31, 2013 and 2014 and September 30, 2015 with the amounts reflected in your balance sheets for the periods ended December 31, 2013 and 2014 and September 30, 2015. Also, the balance sheet following your auditors' reports says you had related party payables of $170,647 and accounts payable of $52,434 as of December 31, 2014. However, the balance sheet as of December 31, 2014 that appears with your financial statements as of September 30, 2015 reports different amounts. Please reconcile.

Financial Statements, page 43

Note 2. Summary of Significant Accounting Policies, page F-7

-Revenue Recognition, page F-9

7.   We note your response to comment 12. Please revise your filing to include the significant points from your response which support the conclusion that you are the primary obligor and should recognize revenue on a gross basis as outlined in ASC 605-45. Specifically, please revise to include disclosure similar to last paragraph of your response.

<u>Exhibit 23.3</u>

8.   We note that the consent of your independent auditor refers to the report dated January 22, 2016 on your financial statements as of and for the period ending December 31, 2014. However, we note from page F-1 that the referenced audit report date is actually February 1, 2016. Prior to requesting effectiveness, please have your independent auditor provide a currently dated consent which references the proper report date.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Michael T. Connette, Esq.

        Donald P. Hateley, Esq.